

January 14, 2014

<u>Via E-Mail</u>
Mr. Jeffrey D. Abbey
Chief Executive Officer
Argos Therapeutics, Inc.
4233 Technology Drive
Durham, NC 27704

> **Re: Argos Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 30, 2013**
> **File No. 333-193137**

Dear Mr. Abbey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management, page 129</u>

1. Please file the consent of director nominee, Dr. Alexey Vinogradov, as an exhibit to the registration statement. <u>See</u> Rule 438 of Regulation C under the Securities Act.

<u>Pharmstandard, page 160</u>

2. Please disclose that the license agreement and Series E financing were negotiated concurrently on an arm's length basis and that Pharmstandard did not own any shares of your capital stock before the closing of the Series E financing. We note the representations made

in your December 24, 2013 response to comment 1 in our December 11, 2013 comment letter on your confidential treatment request.

Exhibit 10.17

3. We note that the exhibit does not reflect the change that you agreed to make in your December 24, 2013 response to comment 2 in our December 11, 2013 comment letter on your November 13, 2013 confidential treatment request. Please refile the exhibit to disclose the portions of Sections 3.2 and 10.2 for which you are no longer seeking confidential treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via E-Mail
        David E. Redlick, Esq.
        Stuart M. Falber, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, MA 02109